Exhibit 99.1

500.com Entered into Framework Agreement with the China Sports Lottery Administration Center to Develop Physical Sales Channels

SHENZHEN, China, March 6, 2018 — 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, announced that the Company and the China Sports Lottery Administration Center (the “Sports Lottery Center”) entered into a framework agreement (the “Framework Agreement”) today, under which both parties plan to cooperate to develop physical channels to sell sports lottery tickets (the “Project”).

Under the Framework Agreement, the Sports Lottery Center will provide support to the Project. In the meantime, the Company will seek to enter into cooperation agreements with provincial (including regional and municipal) sports lotteries centers to assist in installing sports lottery terminals and provide relevant maintenance and operational services in accordance with local development plans for sports lottery business and requests of such provincial (including regional and municipal) sports lotteries centers, in order to enhance the convenience of sports lottery ticket purchases, enlarge customer base and optimize user experience for lottery purchasers.

The Sports Lottery Center is the sports lottery issuance agency established by the General Administration of Sports in accordance with relevant laws, and it is the government authority in charge of the issuance and organizing sales of sports lottery products in China.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.